UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Cadus Corporation

(Name of the Issuer)

Cadus Corporation

Starfire Holding Corporation

Cadus Merger Sub LLC

Carl C. Icahn

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

127639102

(CUSIP Number of Class of Securities)

Cadus Corporation Attention: Hunter Gary 767 Fifth Avenue New York, New York 10153	Starfire Holding Corporation Cadus Merger Sub LLC Attention: Keith Cozza; Andrew Langham 767 Fifth Avenue, 47th Floor New York, New York 10153

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Zachary Jacobs Matthew Manuelian Salomon Sassoon Morrison Cohen LLP 909 Third Avenue New York, New York 10022 Tel: (212) 735-8600	Corby J. Baumann Todd E. Mason Thompson Hine LLP 335 Madison Ave, 12th Floor New York, New York 10017 Tel: (212) 344-5680

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer

d.	☐ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$13,626,077.22	$1,696.45

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated, based on 8,463,402 shares of common stock (being the remainder of the 26,288,080 shares of common stock issued and outstanding as of February 15, 2018 minus the 17,824,678 shares of common stock beneficially owned in the aggregate by the Purchaser Group) multiplied by the per share merger consideration of $1.61.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying 0.0001245 by the proposed maximum aggregate value of the transaction of $13,626,077.22.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,696.45	Filing Party: Cadus Corporation
For or Registration No.: Schedule 14A	Date Filed: January 16, 2018

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Cadus Corporation, a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”), that are subject to the Rule 13e-3 transaction; (ii) Starfire Holding Corporation, a Delaware corporation (“Parent”), (iii) Cadus Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), and (iv) Mr. Carl C. Icahn, a citizen of the United States of America. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 20, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, in accordance with the terms and subject to the conditions of which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On June 28, 2018, at a special meeting of the stockholders of the Company, the stockholders of the Company voted to approve a proposal to adopt the Merger Agreement by the affirmative vote of both (i) the holders of a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement and (ii) the holders of a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement that were not beneficially owned by Parent, Merger Sub or their affiliates.

Later that day on June 28, 2018, pursuant to the terms of the Merger Agreement, the Merger was consummated upon the Company’s filing of a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 264 of the Delaware General Corporation Law and Section 18-209 of the Delaware Limited Liability Company Act.

At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time was cancelled, and each such share of Common Stock (other than (i) shares that are owned by Parent, Merger Sub or any of their respective subsidiaries or affiliates (other than the Company or any of its management)), (ii) shares owned by the Company or the Company’s subsidiaries or (iii) shares held by any of the Company’s stockholders that have perfected and not effectively withdrawn or lost their appraisal rights under Delaware law) was converted into the right to receive $1.61 in cash, without interest, less any applicable withholding taxes.

In connection with the consummation of the Merger, the Common Stock will cease to be quoted on the OTCQB Marketplace operated by the OTC Markets Group, Inc. In addition, the Company intends to terminate the registration of the Common Stock under Section 12 of the Exchange Act and as a result, the Company will no longer file reports with the SEC.

Item 16.	Exhibits

(a) (1)	Proxy Statement of Cadus Corporation (incorporated by reference to the Schedule 14A filed with the SEC on May 15, 2018 (the “Proxy Statement”)).

(a) (2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3)	Letter to the Company Stockholders, dated May 15, 2018 (incorporated herein by reference to the Proxy Statement).

(a) (4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5)	Press Release dated January 22, 2018 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 22, 2018 and incorporated herein by reference).

(a) (6)	Definitive additional materials issued by the Company, dated June 11, 2018 (incorporated herein by reference to the Schedule 14A filed by the Company on June 11, 2018).

(c) (1)	Opinion of Alvarez & Marsal Valuation Services, LLC (incorporated herein by reference to Annex B of the Proxy Statement).

†(c) (2)	Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated January 20, 2018.

†(c) (3)	Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated November 20, 2017.

†(c) (4)	Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated January 17, 2018.

(d)	Agreement and Plan of Merger, dated as of January 20, 2018, by and among Cadus Corporation, Starfire Holding Corporation and Cadus Merger Sub LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

† Previously filed

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 28, 2018

CADUS CORPORATION

By:	/s/ Hunter C. Gary
Name:	Hunter C. Gary
Title:	President

Starfire Holding Corporation

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary; Treasurer

Cadus Merger Sub LLC

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	President; Secretary

/s/ Carl C. Icahn
Carl C. Icahn